Davenport SAF-T Systems

Profit and Loss

January - December 2023

	TOTAL
Income	
4000 State of MN Grant	12,090.92
4001 Income	712.48
Total Income	**$12,803.40**
Expenses	
5300 Dues and Subscriptions	504.27
5400 Supplies & Materials	529.71
5401 S-Airbag	1,169.00
Total 5400 Supplies & Materials	**1,698.71**
6100 Travel	446.26
6200 Meals	114.99
6300 Legal and Professional Expense	10,636.13
6305 Outside Services Expense	75,614.76
6310 Postage	45.00
6331 Office Supplies	519.41
6356 Bank Charges	116.24
6600 Advertising expense	127.43
6601 Marketing	900.00
6850 Interest Expense	4.32
Total Expenses	**$90,727.52**
NET OPERATING INCOME	**$ -77,924.12**
Other Income	
6000 Other Miscellaneous Income	1,043.56
Total Other Income	**$1,043.56**
NET OTHER INCOME	**$1,043.56**
NET INCOME	**$ -76,880.56**